UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TEKTRONIX, INC.

(Name of Subject Company)

RAVEN ACQUISITION CORP.

an indirect wholly owned subsidiary of

DANAHER CORPORATION

(Name of Filing Person—Offeror)

Common Shares, without par value

(including the Associated Series B No Par Preferred Shares Purchase Rights)

(Title of Class of Securities)

879131 10

(CUSIP Number of Class of Securities)

Daniel L. Comas

Executive Vice President and Chief Financial Officer

Danaher Corporation

2099 Pennsylvania Avenue, NW

12th Floor

Washington, DC 20006

(202) 828-0850

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Trevor S. Norwitz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,937,223,003.26	$90,172.75
*	Estimated solely for purposes of calculating amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was calculated by multiplying the tender offer price of $38.00 per share by the number of shares of common stock, without par value, of Tektronix, Inc. (“Shares”) outstanding on a fully diluted basis to be acquired in the tender offer as of October 12, 2007, based upon representations by Tektronix, Inc. in the Agreement and Plan of Merger dated as of October 14, 2007 (the “Merger Agreement”), among Tektronix, Inc., Danaher Corporation and Raven Acquisition Corp., consisting of (a) 75,084,510 Shares issued and outstanding, (b) 2,176,340 shares subject to outstanding company stock options and (c) 34,492 Shares subject to outstanding Company restricted stock units.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Exchange Act by multiplying the transaction valuation by 0.00003070.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $90,172.75	Form or Registration No.: Schedule TO
Filing Party: Raven Acquisition Corp. and Danaher Corporation	Date Filed: October 18, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO, as amended, (the “Schedule TO”), originally filed with the Securities and Exchange Commission on October 18, 2007 by Danaher Corporation, a Delaware corporation (“Danaher”), and Raven Acquisition Corp., an Oregon corporation and an indirect wholly owned subsidiary of Danaher (the “Purchaser”). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, without par value, including associated Series B No Par Preferred Shares Purchase Rights (the “Shares”), of Tektronix, Inc., an Oregon corporation (“Tektronix”), at $38.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2007 and as amended (the “Offer to Purchase”) and the related Letter of Transmittal, attached to the Schedule TO as Exhibit (a)(1) and Exhibit (a)(2), respectively. The Offer to Purchase, as amended, is incorporated by reference into the Schedule TO.

Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and Schedule TO.

Item 7. Source and Amount of Funds or Other Consideration

Item 7 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The Purchaser estimates that the total amount of funds required to purchase all outstanding Shares, other securities and rights pursuant to the Offer and to pay related fees and expenses will be approximately $2.8 billion, including debt and transactions costs and net of cash acquired. As explained in the Offer to Purchase, Danaher intends to fund the Offer through issuance of commercial paper of up to $2.8 billion, in the aggregate, and from its available cash (including proceeds of the issuance of Danaher’s common stock as reported in Danaher’s Current Report on Form 8-K filed with the SEC on November 2, 2007). In the event that Danaher is unable to issue commercial paper in that amount, Danaher intends to finance any shortfall with borrowings under the Credit Facility (as defined below).

While Danaher anticipates financing the acquisition initially through borrowings under committed lines of credit that it expects to enter into, through the issuance of commercial paper using such lines of credit as credit support, or through a combination of these financing methods, Danaher anticipates that the ultimate financing for the acquisition will consist of one or more of the following: commercial paper borrowings, the issuance of debt securities and/or the issuance of equity or equity-linked securities.

On November 15, 2007, Danaher filed with the SEC a Current Report on Form 8-K regarding a $1.9 billion revolving bridge loan facility and an expansion of Danaher’s commercial paper program.

Bridge Loan Facility

On November 13, 2007, Danaher and certain of its subsidiaries entered into a $1.9 billion revolving bridge loan facility (the “Credit Agreement”) with Morgan Stanley Senior Funding, Inc., as Administrative Agent, Sole Lead Arranger and Book Manager, and a syndicate of lenders from time to time party thereto, including UBS Loan Finance LLC. The Credit Agreement expires on the earlier of (1) November 11, 2008 and (2) in the event that a majority of the outstanding Company Shares (together with any Company Shares already owned by Danaher or its subsidiaries) on a fully diluted basis (but excluding any shares of common stock issuable upon conversion of the Tektronix Convertible Notes) have not been validly tendered, and not withdrawn, pursuant to the Offer, or other conditions precedent to the closing of the Credit Agreement have not been satisfied, in each case by February 28, 2008. The Credit Agreement is attached hereto as Exhibit (b)(1) and is incorporated herein by reference.

Borrowings under the revolving bridge loan facility bear interest as follows: (1) Eurodollar Rate Loans (as defined in the Credit Agreement) bear interest at a variable rate equal to London inter-bank offered rate plus a margin of between 13.5 and 32 basis points, depending on Danaher’s credit rating from time to time, plus a specified, per annum mandatory cost intended to compensate the lenders for the cost of complying with certain regulatory requirements; and (2) Base Rate Loans (as defined in the Credit Agreement) bear interest at a variable rate equal to the higher of (a) the Federal funds rate (as published by the Federal Reserve Bank of New York from time to time) plus 1/2 of 1%, and (b) the Prime Lending Rate as published in The Wall Street Journal from time to time. In addition, Danaher is required to pay a per annum facility fee of between 4 and 8 basis points (depending on Danaher’s credit rating from time to time) based on the aggregate commitments under the Credit Agreement, and in certain circumstances a utilization fee of between 5 and 10 basis points (depending on Danaher’s credit rating from time to time) based on the outstanding borrowings under the Credit Agreement. In the event that the credit ratings assigned to Danaher by nationally recognized debt rating agencies are downgraded as set forth in the Credit Agreement, the interest rate, facility fees and utilization fees under the revolving bridge loan facility are subject to incremental upward adjustments. The Credit Agreement requires Danaher to maintain a consolidated leverage ratio (as defined in the Credit Agreement) of 0.65 to 1.00 or less. The revolving bridge loan facility is required to be prepaid with the net cash proceeds of certain equity or debt issuances by Danaher or any of its subsidiaries. The revolving bridge loan facility is prepayable at Danaher’s option in whole or in part without premium or penalty, subject to the prepayment of an additional fee, under certain circumstances.

Danaher’s obligations under the Credit Agreement are unsecured. Danaher has unconditionally and irrevocably guaranteed the obligations of each of its subsidiaries in the event a subsidiary is named a borrower under the Credit Agreement.

Danaher intends to use the Credit Agreement as credit support for Danaher’s Global Commercial Paper Program and for working capital and other general corporate purposes.

Increase of U.S. Commercial Paper Program

Further to the discussion in the Offer to Purchase concerning commercial paper issuances, on November 14, 2007, concurrently with entering into the Credit Agreement described above, Danaher increased the size of its U.S. Commercial Paper Program (which program was previously described in Danaher’s Current Report on Form 8-K filed with the SEC on May 11, 2006). After giving effect to such increase, the principal amount of outstanding unsecured commercial paper notes under Danaher’s Global Commercial Paper Program may not exceed $3,400,000,000.

Issuances under Danaher’s commercial paper program are expected to be made on customary market terms. Interest expense is expected to be paid on maturity, and is expected to be based on prevailing market rates measured by reference to the London inter-bank offered rate.

In accordance with the prior disclosure in the Offer to Purchase, Danaher’s Global Commercial Paper Program (of which the U.S. Commercial Paper Program is a part), prior to giving effect to the increase described above, was additionally summarized in Item 1.01—“$2,200,000,000 Global Commercial Paper Program” of Danaher’s Current Report on Form 8-K filed with the SEC on May 11, 2006, and that summary is incorporated herein by reference as Exhibit (b)(2) hereto.

Danaher anticipates using a portion of the proceeds from issuances under the Global Commercial Paper Program, together with a combination of available cash and other borrowings, to fund the acquisition of Tektronix pursuant to the Offer.”

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“On November 14, 2007, Danaher also announced receipt of antitrust clearances and regulatory approvals in Germany and Austria with respect to the acquisition of Tektronix.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(b)(1)	Credit Agreement, dated as of November 13, 2007, among Danaher Corporation, Morgan Stanley Senior Funding, Inc., as Administrative Agent, Sole Lead Arranger and Book Manager, UBS Securities LLC, as Senior Managing Agent, and the lenders referred to therein (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Danaher with the SEC on November 15, 2007 and incorporated herein by reference)

(b)(2)	Summary of the Global Commercial Paper Program (filed as Item 1.01 to the Current Report on Form 8-K filed by Danaher with the SEC on May 11, 2006 and incorporated herein by reference)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2007

DANAHER CORPORATION

By:	/s/ Daniel L. Comas
Name: Title:	Daniel L. Comas Executive Vice President and Chief Financial Officer

RAVEN ACQUISITION CORP.

By:	/s/ Daniel L. Comas
Name: Title:	Daniel L. Comas President

EXHIBIT INDEX

(a)(1)	Offer to Purchase, dated October 18, 2007.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)	Text of press release issued by Danaher dated October 15, 2007.*

(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(8)	Form of summary advertisement dated October 18, 2007.*

(a)(9)	Form of Letter to Participants in the Tektronix, Inc. 401(k) Plan and Instruction Form*

(a)(10)	Form of Letter to Participants in the Tektronix, Inc. Employee Stock Purchase Plan*

(a)(11)	Text of joint press release issued by Danaher and Tektronix announcing expiration of HSR waiting period, dated October 31, 2007*

(b)(1)	Credit Agreement, dated as of November 13, 2007, among Danaher Corporation, Morgan Stanley Senior Funding, Inc., as Administrative Agent, Sole Lead Arranger and Book Manager, UBS Securities LLC, as Senior Managing Agent, and the lenders referred to therein (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Danaher with the SEC on November 15, 2007 and incorporated herein by reference)

(b)(2)	Summary of the Global Commercial Paper Program (filed as Item 1.01 to the Current Report on Form 8-K filed by Danaher with the SEC on May 11, 2006 and incorporated herein by reference)

(d)(1)	Agreement and Plan of Merger, dated as of October 14, 2007, between Danaher Corporation, Raven Acquisition Corp. and Tektronix, Inc.*

(d)(2)	Confidentiality Agreement, dated as of September 3, 2007, between Danaher Corporation and Tektronix, Inc.*

(g)	None.

(h)	Not applicable.

*	Previously filed